FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 18, 2002

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 9. Regulation FD Disclosure

Electronic Data Systems Corporation, a Delaware corporation. ("EDS") hereby furnishes the following information under this Item 9. Pursuant to the rules and regulations of the Securities and Exchange Commission, such information is not deemed to be filed thereunder.

On September 18, 2002, EDS issued the press release attached as Exhibit 99.1, and posted on the Company's website the related slides attached as Exhibit 99.2 hereto used in connection with a conference call to be held on September 18, 2002.

Exhibit Number	Description of Document
99.1	Press Release of Electronic Data Systems Corporation dated September 18, 2002.
99.2	Related slides posted on the Electronic Data Systems Corporation website on September 18, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

September 18, 2002   By: /s/ D. Gilbert Friedlander
                                     D. Gilbert Friedlander, Senior Vice
                                     President, General Counsel and Secretary

2

Exhibit 99.1

CONTACT:
Jeff Baum
+1 972-797-9495
jeffrey.baum@eds.com

FOR RELEASE: 3:05 P.M. CDT, WEDNESDAY, SEPTEMBER 18, 2002

EDS Comments on Expectations for Third and Fourth Quarter 2002 Revenues and Earnings

PLANO, Texas – EDS today announced, based on preliminary estimates, it expects revenues and earnings for its third quarter of 2002 to be lower than previous company guidance.

Reflecting continuing softness in the information technology services sector, the company now expects to report total revenue of approximately $5.3-$5.5 billion, down 2-5 percent from the $5.6 billion reported a year ago.   EDS had expected total revenue to increase 4-6 percent in the quarter.

As a result of lower revenues, increased new business pursuit costs and other factors outlined below, the company expects to report earnings per share of 12-15 cents for the quarter ending September 30, 2002. The company had previously estimated earnings per share of 74 cents a share for the third quarter.

The lower than expected contract revenue growth is due to reduced discretionary spending on existing contracts as well as fewer new sales. These factors, combined with a decision to increase investment in sales pursuits and processes to leverage an increased business pipeline, accounted for approximately 25-28 cents of the lowered earnings per share estimate.

Other factors accounting for the remainder of the lowered earnings estimate were:

- Recognition of asset writedowns associated with the US Airways bankruptcy in August;
- Financial performance of certain contracts primarily in Europe; and
- Asset impairments resulting primarily from EDS' decision to exit the subscription fulfillment business.

These additional factors are expected to result in further reductions to earnings per share of 14, 14 and 8 cents, respectively. On the positive side, 2 cents of expenses the company anticipated as a result of the WorldCom bankruptcy are now not expected to occur in the third quarter.

"I am deeply disappointed with our results for the quarter. The unexpected severity of the global slowdown in corporate spending, especially in the past two months, far exceeded our expectations. This combined with the US Airways bankruptcy and the adverse financial performance of certain European contracts impacted our results," said Dick Brown, EDS Chairman and CEO. "We remain confident in EDS' and the sector's long-term outlook. We continue to strengthen our organization and sign significant new business."

EDS said it anticipates market softness to continue through the remainder of 2002 and into next year. Fourth quarter 2002 total revenues are expected in the $5.5-$5.7 billion range, down 3–7 percent from the $5.9 billion reported a year ago. The company indicated it expects earnings per share of 57-59 cents in the fourth quarter versus the First Call consensus of 88 cents a share and full year earnings per share of $2.05-$2.10. Free cash flow is now expected to be in the $200-$400 million range for the full year, down from previous guidance of $600-$800 million primarily as a result of lower third and fourth quarter earnings expectations and the US Airways pre-petition receivables provision.

EDS expects to announce its full third quarter 2002 results on October 30, 2002 following the close of trading on the New York Stock Exchange.

About EDS

EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2001. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at eds.com.

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The statements in this press release that are not historical statements, including statements regarding future financial performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond EDS' control, which could cause actual results to differ materially from such statements. For information concerning certain of these risks and uncertainties, see EDS' most recent Form 10-Q, which among other things, outlines risks that include but are not limited to: competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; fluctuations in foreign currency and exchange rates; the financial performance of current and future client contracts, including contracts with GM; with respect to client contracts accounted for under the percentage-of-completion method of accounting, the performance of such contracts in accordance with our cost and revenue estimates; the impact of acquisitions and divestitures, including our ability to improve productivity and achieve synergies from acquired businesses; the degree to which third parties continue to outsource information technology and business processes; the cost of attracting and retaining highly skilled personnel; and the impact of bankruptcy filings by significant customers or suppliers. In addition, there are risks associated with the impact of general economic conditions on our ability to sign new business and obtain additional revenues from our existing clients and with the carrying value of our assets. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

Conference Call

EDS will hold a teleconference with analysts today at 4:00 p.m. Central Daylight Time, 5:00 p.m. Eastern. The call will be broadcast live on the Internet at www.eds.com/call. Participation will be in listen-only mode. A PowerPoint presentation that will be discussed on the conference call will be available on EDS' Website at www.eds.com, and, subsequently, as an exhibit to a Current Report on Form 8K to be filed with the Securities and Exchange Commission.

You will need Windows MediaPlayer or Real Player to listen to the call. The call will be archived for seven days at www.eds.com.

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Exhibit 99.2

THIRD QUARTER SUMMARY ANALYST PRESENTATION

SEPTEMBER 18, 2002

THIRD QUARTER REVENUE GROWTH ASSESSMENT

			Total Revenue
Prior revenue growth guidance	4% - 6%		$5,800 - $5,900
Lower growth on existing contracts and new sales	(10%) - (9%)		(600) - (500)
Lower PLM Solutions revenue	(2%) - (2%)		(80) - (80)
Higher Navy Contract revenue	3% - 3%		180 - 180
Estimated revenue growth	(5%) - (2%)		$5,300 - $5,500
	=========		==========

THIRD QUARTER 2002 GUIDANCE

U.S. dollars in millions

	Revenue	After-tax Profit	EPS
Prior Guidance	**$5,800-5,900**	**$364**	**$0.74**
Delayed WCOM Redundancy & ITO Adjustments		<u>10</u>	<u>$0.02</u>
Adjusted Prior Guidance		**$374**	**$0.76**
Lower Revenue Growth & Increased Pursuit Costs	(500) - (400)	(139) - (123)	($0.28) - ($0.25)
US Airways Bankruptcy Write-downs		(69)	($0.14)
Financial Performance of Certain Contracts		(71)	($0.14)
Asset Impairments		(37)	($0.08)
Revised Guidance	**$5,300-5,500**	**$58 - 74**	**$0.12 - $0.15**

LOWER REVENUE GROWTH AND INCREASED
PURSUIT COSTS

U.S. dollars in millions

	Total Revenue	After-tax Profit	EPS
Lower growth on existing contracts and new sales	($600) - ($500)	($103) - ($87)	($0.21) - ($0.18)
Lower PLM Solutions revenue	(80) - (80)	(25)	($0.05)
Higher Navy contract revenue	180 - 180	--	$0.00
Increased pursuit costs		(11)	($0.02)
Total	**($500) - ($400)**	**($139) - ($123)**	**($0.28) - ($0.25)**

US AIRWAYS BANKRUPTCY WRITE -DOWNS

U.S. dollars in millions

	After-tax profit	EPS
Pre-petition receivables	($46)	($0.09)
Leveraged aircraft leases, gross	($23)	($0.05)
Total	**($69)**	**($0.14)**

FINANCIAL PERFORMANCE OF CERTAIN CONTRACTS

U.S. dollars in millions

	After-tax profit	EPS
Additional costs on zero margin contracts	($31)	($0.06)
Delayed contract modifications	(21)	($0.04)
Other contracts	(19)	($0.04)
Total	**($71)**	**($0.14)**

ASSET IMPAIRMENTS

U.S. dollars in millions

	After-tax profit	EPS
Subscription business intangibles	($23)	($0.05)
Venture fund reserves	(8)	($0.02)
MCI Fiber-optic equipment lease residual value	(6)	($0.01)
Total	**($37)**	**($0.08)**

FOURTH QUARTER 2002 GUIDANCE

U.S. dollars in millions

	Revenue	After-tax Profit	EPS
Prior Guidance	$6,000 - 6,100	$433	$0.88
Lower revenue growth & increased pursuit costs	(500) - (400)	(150) - (140)	($0.31) - ($0.29)
Revised Guidance	**$5,500 - 5,700**	**$283 - 293**	**$0.57 - $0.59**

2002 FREE CASH FLOW GUIDANCE

U.S. dollars in millions

Original 2002 Guidance	$700 - $900
WorldCom impact	($100)
Adjusted 2002 Guidance	$600 - $800
US Airways impact	($50)
Net income decline	($350)
Revised 2002 Guidance	$200 - $400

The statements in this document that are not historical statements, including statements regarding future financial performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond EDS' control, which could cause actual results to differ materially from such statements. For information concerning certain of these risks and uncertainties, see EDS' most recent Form 10-Q, which among other things, outlines risks that include but are not limited to: competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; fluctuations in foreign currency and exchange rates; the financial performance of current and future client contracts, including contracts with GM; with respect to client contracts accounted for under the percentage-of-completion method of accounting, the performance of such contracts in accordance with our cost and revenue estimates; the impact of acquisitions and divestitures, including our ability to improve productivity and achieve synergies from acquired businesses; the degree to which third parties continue to outsource information technology and business processes; the cost of attracting and retaining highly skilled personnel; and the impact of bankruptcy filings by significant customers or suppliers. In addition, there are risks associated with the impact of general economic conditions on our ability to sign new business and obtain additional revenues from our existing clients and with the carrying value of our assets. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

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